Executive Service Agreement
Protherics Plc
And
Rolf Soderstrom

THIS AGREEMENT is made on                      2007
BETWEEN:
(1)	PROTHERICS PLC (No. 2459087) whose registered office is at The Heath Business and Technical Park, Runcorn, Cheshire WA7 4QF (the “Company”);

(2)	ROLF SODERSTROM of 6 Home Farm Close, East Hendred, Oxfordshire, OX1 8LR (the “Executive”).
THE PARTIES AGREE AS FOLLOWS:
1.	DEFINITIONS

In this agreement (unless the context requires otherwise):

“Board” means the board of directors from time to time of the Company (including any committee of the board duly appointed by it);

“Group Company” means the Company or any subsidiary undertaking (as defined in section 258 of the Companies Act 1985) or associated company (as defined in sections 416 et seq. of the Income and Corporation Taxes Act 1988) of the Company;

“HMRC” means Her Majesty’s Revenue & Customs and, where relevant, any predecessor body which carried out its (or part of its) functions; and

“UK Listing Authority” means the Financial Services Authority in its capacity as the competent authority for the purposes of part VI of the Financial Services and Markets Act 2000.
2.	TERM OF APPOINTMENT

2.1	The Company shall employ the Executive and the Executive shall serve the Company on the terms of this agreement (the “Appointment”). The Appointment shall commence on 2 October 2007 and shall continue until terminated:
(a)	as provided for elsewhere in this agreement;

(b)	by either party giving to the other not less than 12 months’ prior written notice; or

(c)	unless otherwise agreed, automatically on the Executive’s 65th birthday being the contractual retirement date.
2.2	Your period of continuous employment will begin on 2 October 2007.

2.3	The Executive represents and warrants to the Company that by entering into this agreement or performing any of his obligations under it he will not breach any court order or any obligations to any third party (whether express or implied) and undertakes to indemnify the Company against any claims, costs, damages, liabilities or expenses which the Company may incur as a result of any claim that he is in breach of any such obligations.

2.4	The Executive will be provided with a copy of the Company’s staff handbook and details of any other rules and procedures. These do not form part of the Executive’s contract of employment with the Company. To the extent that there is a conflict between the terms of this agreement and any handbook, policies or procedures, then the terms of this agreement shall prevail.
2.5	Notwithstanding clause 2.1(b) above where notice is served to terminate the Appointment (whether by the Company or the Executive) the Company may (at its sole and absolute discretion) terminate the Appointment at any time and with immediate effect by:
(a)	making the Executive a payment in lieu of the notice period (or, if applicable, the remainder of the notice period) equivalent to the proportion of Salary (at the date of termination) for the notice period (or remainder of the notice period); and

(b)	(at the Company’s option) either:
(i)	making the Executive a payment equivalent to the cost to the Company of providing the Executive with his contractual benefits (which, for the avoidance of doubt, does not include any benefits under the Pension Scheme) for the notice period (or remainder of the notice period); or

(ii)	continuing to provide the Executive with his contractual benefits until the date on which notice, if it had been served, would have expired or (at the Company’s option) paying him compensation in respect of any of those benefits equivalent to the cost to the Company of providing the benefit over the relevant period; and
(c)	making a payment (at the Company’s option) either to the Executive or (subject to HMRC limits) to the trustees of the Pension Scheme of a sum equivalent to the contributions that the Company would have made to the Pension Scheme in respect of the Executive for the notice period (or, if applicable, the remainder of the notice period).
2.6	The Company may pay any sums due under clauses 2.5(a) and (b)(i) and (where the payment is being made direct to the Executive) under clause 2.5(c) as one lump sum or in instalments over the period until the date on which notice, if it had been served, would have expired. Such payments will be subject to income tax and national insurance contributions. The Executive will also be liable for any income tax and national insurance contributions on any benefits continued under clause 2.5(b)(ii).

2.7	For the avoidance of doubt:
(a)	if the Company terminates the Executive’s employment other than in accordance with its rights under this agreement any entitlement to damages for breach of contract will be assessed on the normal common law principles (including the Executive’s obligation to mitigate his loss); and

(b)	the right of the Company to make a payment in lieu of notice does not give rise to any right for the Executive to receive such a payment.
3.	DUTIES
3.1	The Executive shall perform the duties of Chief Financial Officer.

3.2	The Executive shall:
(a)	devote the whole of his working time and attention to the duties assigned to him;

(b)	faithfully and diligently serve the Company (and all Group Companies);

(c)	use his best endeavours to promote and protect the interests of the Company (and all Group Companies);

(d)	obey all reasonable and lawful directions given to him by or under the authority of the Board;

(e)	perform services for and (if the Company so requests) hold offices in such Group Companies as the Board may from time to time require without additional remuneration (except as otherwise agreed) provided always that the Executive shall (in the event that he holds any such office).
(i)	hold any such office subject to the articles of association of the relevant Group Company as amended from time to time;

(ii)	do such things as are necessary to ensure that he and the relevant Group Company comply with the Combined Code on Corporate Governance of the UK Listing Authority (as amended from time to time) including without limitation retiring by rotation from his office and seeking re-election when requested to do so by the Company or in accordance with the articles of the relevant Group Company;

(iii)	comply with all requirements, recommendations or regulations, as amended from time to time, of the UK Listing Authority (including the Model Code for transactions in securities by directors and certain senior executives of listed companies, a copy of which is available from the Company Secretary), the FSA and all regulatory authorities relevant to the any Group Company and any code of practice issued by the Company (as amended from time to time) relating to dealing in the securities of any Group Company;

(iv)	comply with the requirements under both legislation and regulation as to the disclosure of inside information;

(v)	abide by his fiduciary duties to any Group Company of which he is a director;

(vi)	(if the Board so requests) immediately resign (without any claim for compensation) from any office held in any Group Company and the Executive hereby irrevocably appoints the Company to be his attorney to execute and do any such instrument or thing and generally to use his name for the purpose of giving the Company or its nominee the full benefit of this clause;

(vii)	shall not do anything that would cause him to be disqualified from holding any such office;

(viii)	shall not (without the prior written approval of the Board) resign from any office which he holds in the Company or any Group Company; and

(ix)	acknowledges that the termination of any such office which he holds in the Company or any Group Company (including failure to be re-elected to the office following retirement by rotation) shall not terminate the Appointment which shall continue on the basis that the Executive is an employee only and, for the avoidance of doubt, the Executive shall have no claims in respect of such cessation of office;

(f)	work at such places in the United Kingdom as the Company may require, it being envisaged that the Executive’s normal place of work shall be the Company’s London office;

(g)	travel to such places (whether in or outside the United Kingdom) by such means and on such occasions as the Company may from time to time require;

(h)	make such reports to the Board or to anyone nominated by the Chief Executive of the Company on any matters concerning the affairs of the Company or any Group Company as are reasonably required;

(i)	comply with any code of practice issued by the Company (as amended from time to time) relating to transactions in securities and with all requirements of the UK Listing Authority and of all regulatory authorities relevant to the Company and any Group Companies with which the Executive is concerned;

(j)	consent to the Company monitoring and/or recording any use that he makes of its telecommunication or computer systems and will comply with any policies that it may issue from time to time concerning the use of such systems;

(k)	not enter into, on behalf of any Group Company, any arrangement which is outside its normal course of business, is outside his normal duties or contains unusual or onerous terms; and

(l)	report the wrongdoing (including acts of misconduct, dishonesty, breaches of contract, fiduciary duty, company rules or the rules of the relevant regulatory bodies) whether committed, contemplated or discussed by any other director or member of staff of the Company and any Group Company of which you were aware to the Board immediately.
3.3	The Executive shall work such hours as are necessary for the proper performance of his duties.

3.4	Regulation 4(1) of the Working Time Regulations 1998 (the “Regulations”) limits the average working week (calculated in accordance with the Regulations) of each worker to a maximum of 48 hours. The Executive agrees to opt out of this part of the Regulations. Should the Executive wish to terminate this opt-out then he may do so by giving the Company not less than three months’ written notice. The Executive will comply with any policy of the Company in force from time to time concerning the maintenance of records of the hours that he works.
4.	HOLIDAY
4.1	The Executive shall be entitled to 25 working days’ holiday (in addition to the usual English public holidays) in each complete holiday year worked (which is the period of 12 months commencing on 1 January each year) at full salary (provided always that the holiday entitlement shall accrue on a pro rata basis whereby the Executive shall be entitled to 1/260th of the holiday entitlement in any holiday year for each full working day of the Appointment). Holiday will be taken at such time or times as may be approved in advance by the Company. Holidays not taken in any holiday year cannot be carried over to a subsequent holiday year, without the consent of the Head of Human Resources and Training.

4.2	Upon termination of the Appointment:
(a)	the Executive shall be entitled to receive payment in lieu of any holiday entitlement which has accrued prior to the date of termination but is unused

(provided that such termination is not pursuant to clause 12 of this agreement nor follows the Executive’s resignation where the Executive fails to serve his requisite period of notice pursuant to clause 2.1(b)); or

(b)	the Company shall be entitled to make a deduction from the Executive’s remuneration in respect of holidays taken in excess of the entitlement accrued prior to the date of termination.
4.3	If either party serves notice to terminate the Appointment the Company may require the Executive to take any accrued but unused holiday entitlement during the notice period (whether or not the Executive is on Garden Leave as defined in clause 10 of this agreement) and the Executive’s holiday entitlement shall not accrue for any period during which the Executive is on Garden Leave.
5.	OUTSIDE INTERESTS

5.1	The Executive shall not (save as a representative of the Company or with the prior written approval of the Chief Executive or the Chairman of the Company) whether directly or indirectly, paid or unpaid, be engaged or concerned in the conduct of, be or become an employee, agent, partner, consultant or director of or assist or have any financial interest in any other actual or prospective business or profession without the written approval of the Company.

5.2	The Executive shall be permitted to hold shares or securities of a company any of whose shares or securities are quoted or dealt in on any recognised investment exchange provided that:
(a)	any such holding shall not exceed five per cent. of the issued share capital of the company concerned and is held by way of bona fide investment only (“Investment”) and

(b)	he complies with all applicable rules, laws and regulations relating to dealings in shares, debentures and other securities (including but not limited to the Criminal Justice Act 1993, the regulations of the UK Listing Authority, the Model Code for transactions in securities by directors of listed companies and certain others and any requirement or code of practice issued by the Company including but not limited to the Company’s Share Dealing Code) as amended from time to time. The Executive must make himself aware of these rules, laws and regulations.
5.3	The Executive shall disclose to the Board any matters relating to his spouse (or anyone living as such), their children, stepchildren, parents or any trust or firm whose affairs or actions he controls which, if they applied to the Executive, would contravene clauses 5.1 or 5.2 to the extent that he has actual knowledge of such matters.
6.	SALARY AND BENEFITS

6.1	The Executive shall be paid a basic salary of £220,000 per annum or such other rate as may be agreed from time to time (the “Salary”) subject to such deductions are required by law. The Executive shall not be entitled to any other remuneration by reason of his holding any office in any Group Company. The Salary shall be payable by bank credit transfer in equal monthly instalments in arrears on or about the last working day of each calendar month to such bank account as the Executive may nominate.

6.2	The Salary shall be reviewed by the Board on or about 1 April each year. There is no obligation to award an increase. There will be no review of the Salary after notice of termination of employment has been given in accordance with clause 2.1(b) or in the event that the Executive is in receipt of benefits under the Company’s permanent health insurance policy.
6.3	The Executive may participate in:
(a)	such share-based and other incentive schemes as may be established by the Company from time to time for its senior management, subject to the rules of the schemes as amended from time to time provided, however, that the Executive hereby agrees that following the termination of the Appointment for whatever reason he shall not have any claim against the Company in respect of any rights he may have acquired under the schemes save as provided solely by the terms of such schemes. Full details of the current schemes are available from the Company Secretary;

(b)	such pension scheme as may be established or nominated by the Company from time to time (the “Pension Scheme”) subject to the rules of the Pension Scheme and HMRC limits, in both cases as amended from time to time, provided that if the Executive should at any time during the Appointment cease to be a member of the Pension Scheme for whatever reason he will not be entitled to rejoin the Pension Scheme without the prior written consent of the Board. The Company will, subject to the rules of the Pension Scheme and HMRC limits in both cases as amended from time to time, contribute to the Pension Scheme an amount per annum equivalent to 20 per cent of the Executive’s Salary provided that the Executive shall promptly pay all contributions due from him in respect of the Pension Scheme. Full details of the Company’s current pension scheme are available from the Head of Human Resources and Training. A contracting-out certificate is in force in respect of the Executive’s employment; and

(c)	the Company’s private medical insurance scheme and the Company’s life assurance scheme subject to the Executive’s health not being such as to prevent inclusion in such schemes on terms and at a premium which the Company considers reasonable, the rules of the schemes and any relevant rules or insurance policy of the private medical cover provider or the life assurance provider as amended from time to time. Full details of the scheme are available from the Head of Human Resources and Training. The Company may change the private medical cover provider or the life assurance provider, the level of cover provided and/or terminate the schemes on reasonable notice to the Executive.
6.4	The Board may (at its absolute discretion) award the Executive bonus payments (and may suspend or discontinue such payments at any time whether generally or in relation to the Executive only) of such amounts as the Board may determine from time to time. If the Executive receives any bonus payment then the Company is not obliged to make any further bonus payments and any bonus payment will not be part of the contractual remuneration or fixed salary hereunder. If the Executive’s employment terminates (or notice is served to terminate his employment) (for whatever reason) he will not be entitled to receive any bonus payments in respect of any period.

6.5	The Company may deduct from any sums owed to the Executive all sums which he from time to time owes the Company or any Group Company

6.6	Subject to clauses 12 and 13.4, the Executive may participate in any permanent health insurance scheme with a third party insurer provided by the Company subject to the terms and conditions of the scheme as amended from time to time, the rules of the relevant insurance policy as amended from time to time and his satisfying the requirements of the scheme insurers. The Executive’s participation in such a scheme shall be on the basis that:

(a)	the Company shall not be obliged to make any payment to the Executive unless it has received payment from the scheme insurers for that purpose and, for the avoidance of doubt, no other sums will be due to the Executive from the Company;

(b)	the Executive’s health is not such that the Company is unable to obtain cover or to obtain cover on terms and at a premium which the Company considers reasonable;

(c)	the Company may change the provider of such insurance and/or the level of cover provided and/or amend the scheme in any other way and/or terminate the benefit of such insurance on reasonable notice to the Executive;

(d)	in the event that the Executive wishes to make a claim under the said policy of insurance the Company will use reasonable endeavours to:
(i)	obtain from its insurers any forms required to initiate the Executive’s claim;

(ii)	provide the Executive with such forms in order to enable him to make a claim; and

(iii)	liaise between the Executive and its insurers in order to assist with the processing of the Executive’s claim but the Company will neither be liable to the Executive for any failure or refusal on the part of the scheme insurer to provide any benefits under any such scheme nor be required to attempt to persuade the insurers to provide any such benefits to the Executive (whether by means of threatening or issuing proceedings against the insurer or otherwise);
(e)	without prejudice to the Executive’s rights under clause 13.1 of this agreement, the Company may by notice and with immediate effect discontinue payment (in whole or in part) of the Salary and the provision of any benefit in respect of any period during which the Executive shall be in receipt of any benefits under the scheme and, for the avoidance of doubt, where the Company has paid the Executive his full Salary and provided any of his contractual benefits in respect of any period that is subsequently covered by the provision of any benefit under the scheme (the “Waiting Period”), the Company may deduct from any sums owed to the Executive the amount by which the full Salary paid by the Company plus the value of any of the Executive’s contractual benefits during the Waiting Period exceeds the amount of benefit received from the scheme insurers in respect of the same period; and

(f)	If the Executive is receiving benefits under any such scheme then he will, if requested by the Company, immediately resign from any office held in the Company or any Group Company.
7.	EXPENSES

The Company shall reimburse the Executive for all reasonable travel, accommodation and other expenses properly authorised by the Company and wholly, exclusively and necessarily incurred in or about the performance of his duties hereunder, which expenses shall be evidenced in such manner as the Company may specify from time to time.
8.	CONFIDENTIAL INFORMATION

8.1	Subject to clause 8.2 below and without prejudice to his common law duties, the Executive shall not (save in the proper course of his duties, as required by law or as authorised by the Company) use or communicate to any person (and shall use his best endeavours to prevent the use or communication of) any trade or business secrets or confidential information of or relating to the Company or any Group Company (including but not limited to details of clients or customers (including client or customer lists and requirements), consultants, suppliers, designs, products, product applications, trade arrangements, terms of business, operating systems, sales information, marketing information or strategies, manufacturing processes, disputes, commission or bonus arrangements, pricing and fee arrangements, know-how, formulae, inventions, dealings, negotiations, transactions, employees or officers, and structures, business plans, financial information, inventions, research and development activities, personal or sensitive personal data and anything marked or treated as confidential in each case whether actual or potential) which he creates, develops, receives or obtains while in the service of the Company or any Group Company. This restriction shall continue to apply after the termination of the Appointment howsoever arising without limit in time.
8.2	Reference to confidential information in this clause 8 shall not include: information which is in the public domain at the time of any disclosure of such information by the Executive (other than information in the public domain for so long as the Executive is in a position to use such information more readily than others who have not worked for the Company); information which comes into the public domain after its disclosure otherwise than by reason of a breach of this agreement; information which was already demonstrably known to the receiving party at the date of disclosure and had not been received in confidence from any Group Company; or information which is required to be disclosed as a matter of law.

8.3	During the Appointment the Executive shall not make (other than for the benefit of the Company) any record (whether on paper, computer memory, disc or otherwise) relating to any matter within the scope of the business of the Company or any Group Company or their clients or customers and suppliers or concerning its or their dealings or affairs or (either during the Appointment or afterwards) use such records (or allow them to be used) other than for the benefit of the Company or the relevant Group Company. All such records (and any copies of them) shall belong to the Company or the relevant Group Company and shall be handed over to the Chief Executive Officer of the Company by the Executive on the termination of the Appointment or at any time during the Appointment at the request of the Board.

8.4	Nothing in this clause shall prevent the Executive from disclosing information which he is entitled to disclose under the Public Interest Disclosure Act 1998 provided that the disclosure is made in the appropriate way to an appropriate person having regard to the provisions of the Act and he has first fully complied with the Company’s procedures relating to such disclosures.

8.5	By signing this contract the Executive agrees that the Company may use Information about his which he or any referees may provide or which it may acquire during the course of his employment and the Executive consents to the Company and other Group Companies holding and processing the following data relating to him:
(a)	personal data, for legal, administrative and management purposes; and

(b)	“sensitive personal data” (as defined in the Data Protection Act 1998) including:
(i)	his health records and any medical reports given to or obtained by the Company, for monitoring sick leave and taking decisions as to his fitness to work;

(ii)	his racial or ethnic origin (in order to monitor compliance with the Race Relations Act 1976);

(iii)	any information relating to criminal proceedings in which he has been involved for compliance with the Company’s legal or regulatory requirements, for insurance purposes/ and in relation to its obligations to third parties.
8.6	The Company may make such information available to Group Companies those who provide products or services to the company and Group Companies (such as advisers and payroll administrators), regulatory authorities, potential or future employers, governmental or quasi-governmental organisations and potential purchasers of the Company or the business in which the Executive works.

8.7	The Executive consents to the transfer of all or any part of the information that the Company holds relating to him to locations outside the European Economic Area to any Group Companies, clients and customers and other business contacts for the purpose of furthering the Company’s business interests.
9.	INVENTIONS AND CREATIVE WORKS

9.1	For the purposes of this clause “Intellectual Property Rights” means any and all patents, trade marks, service marks, rights in designs, get-up, trade, business or domain names, goodwill associated with the foregoing, copyright (including rights in computer software and databases), topography rights (in each case whether registered or not and any applications to register or rights to apply for the registration of any of the foregoing), rights in inventions, knowhow, trade secrets and other confidential information, rights in databases and all other intellectual property rights or forms of protection of a similar nature or having equivalent or similar effect to any of these which may now or in the future subsist anywhere in the world for the full period thereof and all extensions or removals thereof.

9.2	The Executive acknowledges that because of the nature of his duties, and the particular responsibilities arising as a result of such duties which he owes to the Company and the Group Companies, he has a special obligation to further the interests of the Company and the Group Companies. In particular, the Executive’s duties will include reviewing the products and services of the Company and Group Companies with a view to identifying and implementing potential improvements.

9.3	The Executive shall promptly disclose to the Company any idea, invention or work which is relevant to (or capable of use in) the business of the Company or any Group Company now or in the future made by him in the course of his performance of his duties, whether alone or with any other person. The Executive acknowledges that all Intellectual Property Rights subsisting (or which may in the future subsist) in any such ideas, inventions or works or which in any other way arise from his performance of his duties, whether alone or with any other person, including without limitation such Intellectual Property Rights as subsist in any record of the type referred to in clause 8.3 or the contents or subject matter thereof, will, on creation, vest in and be the exclusive property of the Company and if they do not do so he shall assign them to the Company (upon its request and at its cost) and, to the extent permitted by law, does hereby so assign them. The Executive hereby irrevocably waives any “Moral Rights” which he may have in any such ideas, inventions or works under chapter IV of part I of the Copyright, Designs and Patents Act 1988.

9.4	The Executive hereby irrevocably appoints the Company to be his attorney in his name and on his behalf to execute and do any such instrument or thing and generally to use his name for the purpose of giving to the Company or its nominee the full benefit of this clause and acknowledges in favour of any third party that a certificate in writing signed by any director or secretary of the Company that any instrument or act falls within the authority hereby conferred shall be conclusive evidence that such is the case.
10.	GARDEN LEAVE

10.1	Despite any other provision in this agreement the Company is under no obligation to provide the Executive with work and may at any time require the Executive to perform no duties whatsoever, or any such duties as it may reasonably require and may exclude the Executive from any premises of any Group Company and, for the purposes of this agreement, “Garden Leave” means any period during which the Company exercises its rights under this sub-clause 10.1.

10.2	During any period of Garden Leave the Executive shall:
(a)	remain an employee of the Company and be bound by the terms of this agreement;

(b)	not (except as a representative of the Company or with the prior written approval of the Board) whether directly or indirectly, paid or unpaid be engaged or concerned in the conduct of any other actual or prospective business or profession or be or become an employee, agent, partner, consultant or director of any other company or firm or assist or have any financial interest in any other such business or profession;

(c)	not have any contact or communication (save for any purely personal contact) with any client or customer, employee, officer, director, agent or consultant of any Group Company save for any member of the Board or save with the prior written consent of the Board;

(d)	keep the Company informed of his whereabouts so that he can be called upon to perform any appropriate duties as required by the Company except during any periods taken as holiday;

(e)	(if the Company so requests) resign from any office in any Group Company;

(f)	continue to receive the Salary and contractual benefits in the usual way; and

(g)	(if the Company so requests) return to the Company any property belonging to the Company.
11.	RESTRICTIONS AFTER TERMINATION

11.1	The Executive acknowledges that because of the nature of his duties and the particular responsibilities arising as a result of such duties owed to the Company and each Group Company he has knowledge of trade secrets and confidential business information (including details of customers) and is therefore in a position to harm their legitimate business interests if he were to make use of such trade secrets or confidential business information for his own purposes or the purposes of another. Accordingly, having regard to the above, the Executive accepts that the restrictions in this clause are reasonable.

11.2	The Executive covenants to the Company (for itself and as trustee for each Group Company) that in order to protect the confidential information, trade secrets and business connections of the Company and each Group Company he shall not for the following periods (less any period or periods spent on Garden Leave immediately prior to Termination) after Termination howsoever arising (but excluding repudiatory breach of this agreement by the Company) save with the prior written consent of the Board directly or indirectly, either alone or jointly with or on behalf of any third party and whether on his own account or as principal, partner, shareholder, director, employee, consultant or in any other capacity whatsoever:
(a)	for six months following Termination in the Relevant Territory and in competition with the Company or any Relevant Group Company engage, assist or be interested in any undertaking which provides Services or Products;

(b)	for six months following Termination and in competition with the Company or any Relevant Group Company solicit or interfere with or endeavour to entice away from the Company or any Relevant Group Company any Client in relation to the supply of Services or Products;

(c)	for six months following Termination solicit the employment or engagement of any Key Employee in a business which is in competition with the Company or any Relevant Group Company (whether or not such person would breach their contract of employment or engagement by reason of leaving the service of the business in which they work); and

(d)	at any time following Termination represent himself as being in any way connected with or interested in the business of the Company or any Relevant Group Company.
11.3	Each of the obligations in this clause is an entire, separate and independent restriction on the Executive, despite the fact that they may be contained in the same phrase and if any part is found to be invalid or unenforceable the remainder will remain valid and enforceable.

11.4	While the restrictions are considered by the parties to be fair and reasonable in the circumstances, it is agreed that if any of them should be judged to be void or ineffective for any reason, but would be treated as valid and effective if part of the wording was deleted, they shall apply with such modifications as necessary to make them valid and effective.

11.5	The Executive will (at the request and cost of the Company) enter into a direct agreement with any Group Company under which he will accept restrictions corresponding to the restrictions contained in this clause (or such as will be appropriate in the circumstances) in relation to such Group Company

11.6	The provisions of this clause will not prevent the Executive from holding an Investment.

11.7	If the Executive is offered employment or a consultancy arrangement or a partnership or any other engagement with a third party at any time during the Appointment or in the six months following Termination (howsoever arising), he will supply that third party with details concerning the restrictions in this clause 11 provided that he shall not be permitted to provide that third party with a copy of this agreement without the prior written approval of the Board

11.8	For the purposes of this clause
(a)	“Client” means any person, firm, company or entity which was a client of the Company or any Relevant Group Company at any time during the 12 months’ prior to Termination and with which the Executive was materially concerned or had personal contact at any time during the said period of 12 months,

(b)	“Key Employee” means any person who immediately prior to Termination was a senior manager or a director of the Company or any Relevant Group Company with whom the Executive worked closely at any time during the period of 12 months prior to Termination;
(c)	“Relevant Group Company” means any Group Company (and, if applicable, its predecessors in business) for which the Executive performed services to a material degree or in which he held office at any time during the 12 months prior to Termination;

(d)	“Relevant Territory” means the area constituting the market of the Company and any Relevant Group Company for Services or Products in the period of 12 months prior to Termination and with which area the Executive was materially concerned at any time during the said period of 12 months;

(e)	“Services” and “Products” means services and/or products concerning the research, development and/or production of:
(i)	polyclonal antibody products;

(ii)	immunotherapeutic products similar to or the same as those produced, created or conceived by any Relevant Group Company; and/or such other services and/or products which are the same or similar to those supplied by any Relevant Group Company and with the supply of which the Executive was materially concerned at any time in the 12-month period prior to Termination.

(f)	“Termination” means the date of termination of the Appointment.
12.	TERMINATION BY EVENTS OF DEFAULT

12.1	The Company may terminate the Appointment by notice but with immediate effect if the Executive:
(a)	is guilty of gross misconduct or commits any serious or (after warning) repeated or continued material breach of his obligations to the Company (other than by reason of absence due to illness or injury);

(b)	becomes bankrupt or makes any arrangement or composition with or for the benefit of his creditors;

(c)	is convicted of any criminal offence (other than an offence under any road traffic legislation in the United Kingdom or elsewhere for which a fine or non-custodial penalty is imposed) or any offence under any regulation or legislation relating to insider dealing;

(d)	is disqualified from holding any office which he is required to hold in any Group Company or resigns from such office without the prior written approval of the Company;

(e)	becomes of unsound mind or a patient under any statute relating to mental health;

(f)	becomes addicted to alcohol or drugs to an extent which in the reasonable opinion of the Board is likely to affect the proper performance of his duties hereunder;

(g)	does anything (in the course of his duties or otherwise) which in the reasonable opinion of the Board does actually or might reasonably be expected to bring himself or any Group Company into disrepute or prejudice the interests of any Group Company;

(h)	acts in a way which is in the reasonable opinion of the Board materially adverse to the interests of any Group Company;

(i)	is prevented by illness, injury or other incapacity from fully performing his obligations to the Company for an aggregate of 180 days in any period of 12 months provided that the Company shall not terminate the Appointment under this clause 12.1(i) solely on grounds of the Executive’s illness, injury or incapacity where to do so would cause the Executive to forfeit existing or prospective benefits under clause 6.6; or

(j)	is guilty of a serious breach of the rules and regulations as amended from time to time of the UK Listing Authority (including the Model Code for transactions in securities by directors of listed companies), the Financial Services Authority or any regulatory authority relevant to the business of any Group Company or any compliance manual or code of practice issued by the Company (as amended from time to time).
12.2	Any delay by the Company in exercising such right to terminate shall not constitute a waiver thereof.
13.	INCAPACITY AND MEDICAL EXAMINATION

13.1	Provided the Executive complies with the Company’s rules on notification and evidence of absence due to illness or injury (as amended from time to time) he shall be paid the Salary during any absence from work due to illness or injury for an aggregate of up to 180 working days in any period of 12 months. Such payments shall be reduced by the amount of any social security, insurance or other benefit to which he is entitled as a result of his incapacity (or to which he would have been entitled if he had applied for such benefit). Thereafter, the Company may by notice and with immediate effect (or from a future date specified in the notice) discontinue payment (in whole or part) of the Salary and provision of any benefits until such incapacity shall cease or (whether or not the Salary and benefits shall have been discontinued as aforesaid) terminate the Appointment.

13.2	If the Executive is away from work due to illness or injury for a consecutive period of 45 working days or the Company reasonably envisages that he will be away for such a period the Company may (without prejudice to the provisions of clause 12 of this agreement) appoint another person or persons to perform the Executive’s duties until he returns to work.

13.3	The Company may require the Executive to undergo examinations by medical advisers appointed or approved by the Company and the Executive authorises such advisers to disclose to the Company the results of such examinations and to discuss with it any matter arising from such examinations that may affect the Executive’s performance of his duties.

13.4	Subject to the provisions of clause 12.1(i) above, the Company may terminate the Appointment by giving the notice specified in clause 2 or under clause 12.1 at any time, even if such termination results in the Executive losing any existing or prospective benefits under clause 13.1 or clause 6.6 of this agreement.

13.5	If the Executive is unable to perform his duties under this agreement as a result of ill health, accident or injury caused by actionable negligence, nuisance or breach of any statutory duty on the part of any third party in respect of which damages may be recoverable the Executive will immediately inform the Company of this fact and all relevant particulars. The Executive may (if requested to do so by the Company) pursue a claim against the third party for damages and will notify the Company of the progress of the claim and any settlement, award or judgment. The Executive will pay the Company that part of any damages or compensation recovered by him which relates to loss of earnings for the period during which he was paid by the Company but unable to perform his duties under this agreement less any costs borne by him in connection with the recovery of the damages or compensation provided, however, that the payment to the Company will not exceed the total amount paid to him by the Company in respect of the relevant period.
14.	OBLIGATIONS UPON TERMINATION

14.1	Upon whichever is the first to occur of termination of the Appointment howsoever arising or the Company sending the Executive on Garden Leave the Executive shall (if the Board so requests):
(a)	immediately resign without claim for compensation from any offices held in the Company or any Group Company and membership of any organisation and any Office in any other company acquired by reason of or in connection with the Appointment and from any position which he holds as a trustee in relation to the business of any Group Company and the Executive hereby irrevocably appoints the Company to be his attorney in his name and on his behalf to execute any documents and to do any things necessary or requisite to give effect to this clause;

(b)	deliver to the Board all documents (including, but not limited to, correspondence, lists of clients or customers, plans, drawings, accounts and other documents of whatsoever nature and all copies thereof, whether on paper, computer memory or otherwise) made, compiled or acquired by him during the Appointment and relating to the business, finances or affairs of the Company or any Group Company or its or their clients and any other property of any Group Company which is in his possession, custody, care or control and, if so requested by the Company, he shall send to the Company Secretary a signed statement confirming that he has complied with his obligations under this sub-clause 14.1(b);

(c)	irretrievably delete any information relating to the business of the Company or any Group Company stored on any magnetic or optical disc or memory and all matter derived therefrom which is in his possession, custody, care or control outside the premises of the Company and shall produce such evidence of compliance with this sub-clause as the Company may require; and

(d)	transfer (without payment) to the Company (or as it may direct) any qualifying or nominee shareholdings which he holds in connection with the Appointment and the Executive hereby irrevocably appoints the Company to be his attorney to execute such transfers on his behalf provided that, for the avoidance of doubt, “qualifying shareholdings” and/or “nominee shareholdings” for these purposes shall not include any shares or share options held by the Executive pursuant to any share option or other share-based incentive scheme of the Company.
14.2	Upon termination of the Appointment howsoever arising the Executive shall have no rights as a result of this agreement (or any alleged breach of it) to any compensation under or in respect of any share option, bonus or long-term incentive plans in which he may participate or have received grants or allocations at or before the date the Appointment terminates. Any rights which he may have under such schemes shall be exclusively governed by the rules of such schemes.

15.	RECONSTRUCTION AND AMALGAMATION

If the Executive’s employment is terminated at any time in connection with any reconstruction or amalgamation of the Company or any Group Company whether by winding up or otherwise and he receives an offer of employment on terms which (considered in their entirety) are no less favourable to any material extent than the terms of this agreement from an undertaking involved in or resulting from such reconstruction or amalgamation he shall have no claim whatsoever against the Company or any such undertaking arising out of or connected with such termination.
16.	DISCIPLINARY AND GRIEVANCE PROCEDURES

16.1	The terms of any document containing the Company’s disciplinary rules and procedures and grievance and appeals procedures published from time to time can be obtained from the Human Resources Function.

16.2	The Company may at any time and upon notice from the Board suspend the Executive for a period of up to four weeks for the purposes of investigating any allegation of misconduct or neglect against him and during this period he will continue to receive his salary and all contractual benefits but will not (except with the prior written approval of the Board) attend any premises of or contact any employee (other than any director) or client or customer of any Group Company.
17.	NOTICES

Any notice to be given hereunder shall be in writing. Notices may be given by either party by personal delivery or post or by fax addressed to the other party at (in the case of the Company) its registered office for the time being and (in the case of the Executive) his last known address. Any such notice given by letter or fax shall be deemed to have been served at the time at which the notice was delivered personally or received or (if sent by post) would be delivered in the ordinary course of post.
18.	ENTIRE AGREEMENT AND PREVIOUS CONTRACTS

Each party on behalf of itself and (in the case of the Company, as agent for the Group Companies) acknowledges and agrees with the other party (the Company acting on behalf of itself and as agent for each Group Company) that:
(a)	this agreement constitutes the entire and only agreement between the Executive and any Group Company relating to his employment with the Company;

(b)	neither the Executive nor the Company nor any Group Company has been induced to enter into this agreement in reliance upon, nor has any such party been given, any warranty, representation, statement, assurance, covenant, agreement, undertaking, indemnity or commitment of any nature whatsoever other than as are expressly set out in this agreement and, to the extent that any of them has been, it (in the case of the Company, acting on behalf of all Group Companies) and he unconditionally and irrevocably waives any claims, rights or remedies which any of them might otherwise have had in relation thereto;
provided that the provisions of this clause 18 shall not exclude any liability which any of the parties or, where appropriate, the Group Companies would otherwise have to any other party or, where appropriate, to the Group Companies or any right which any of them may have in respect of any statements made fraudulently by any of them prior to the execution of this agreement or any rights which any of them may have in respect of fraudulent concealment by any of them.
18.2	Any previous agreement or arrangement between the Executive and the Company or any Group Company concerning the Executive’s employment shall be deemed to have been terminated by mutual consent as from the date of this agreement.
19.	PROPER LAW

19.1	This agreement (and any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way relating to this agreement or its formation) shall be governed by and construed in accordance with English law.

19.2	Each of the parties to this agreement irrevocably agrees that the courts of England shall have exclusive jurisdiction to hear and decide any suit, action or proceedings, and/or to settle any disputes, which may arise out of or in connection with this agreement and, for these purposes, each party irrevocably submits to the jurisdiction of the courts of England.
20.	CONSTRUCTION

20.1	The headings in this agreement are inserted for convenience only and shall not affect its construction.

20.2	Any reference to a statutory provision shall be construed as a reference to any statutory modification or re-enactment thereof (whether before or after the date hereof) for the time being in force.

20.3	No modification, variation or amendment to this agreement shall be effective unless such modification, variation or amendment is in writing and has been signed by or on behalf of both parties.
21.	THIRD PARTY RIGHTS

21.1	The Contracts (Rights of Third Parties) Act 1999 shall only apply to this agreement in relation to any Group Company. No person other than the parties to this agreement and any Group Companies shall have any rights under it and it will not be enforceable by any person other than those parties.
22.	COUNTERPARTS

This agreement may be executed by counterparts which together shall constitute one agreement. Either party may enter into this agreement by executing a counterpart and this agreement shall not take effect until it has been executed by both parties. Delivery of executed counterpart of this agreement by facsimile shall take effect as delivery of an executed counterpart of this agreement provided that, the relevant party shall give the other the original of such counterpart as soon as reasonably practicable thereafter.
IN WITNESS whereof this agreement has been executed as a deed on the date first above written.

Signed as a deed by	)	/s/ Rolf Soderstrom

ROLF SODERSTROM
in the presence of:	)

Witness signature:		/s/ Julie Ann Howard

Witness name:		Julie Ann Howard

Witness address:		19 Oakley Lane (Illegible)

Witness occupation:		(Illegible)

Signed as a deed by PROTHERICS PLC acting by a director and a director/secretary	) ) ) )

Signature of director:		/s/ Andrew Heath

Name of director:		Andrew Heath

Signature of director/secretary:		/s/ James Christie

Name of director/secretary		James Christie